GlaxoSmithKline plc 980 Great West Road Brentford Middlesex TW8 9GS Tel: +44 (0)20 8047 5000 www.gsk.com

BY EDGAR	12 June 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

Re:	GlaxoSmithKline plc (the “Company”) Annual Report on Form 20-F for the Fiscal Year Ended 31 December 2013 (File No. 001-15170)

Dear Mr. Rosenberg:

By letter dated 2 April 2015 (the “2 April Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Annual Report on Form 20-F for the fiscal year ended 31 December 2014 (“2014 Form 20-F”) (File No. 001-15170) that we filed with the Commission on 27 February 2015. We responded to the 2 April Comment Letter by letter dated 6 May 2015, and the Staff provided certain additional comments by letter dated 1 June 2015 (the “1 June Comment Letter”).

This letter includes our responses to the comments contained in the 1 June Comment Letter. For convenience, we have reproduced the Staff’s comments and provided our responses immediately below.

Registered in England & Wales

No. 3888792

Registered office

980 Great West Road

Brentford, Middlesex. TW8 9GS

Mr. Jim Rosenberg, page 2

Exhibit 15.2: GSK Annual Report 2014

Notes to financial statements

Note 14: Taxation, page 156

1.	Please provide us proposed revised disclosure to be included in future periodic reports that explains the increase in tax rate associated with overseas operations and the decrease in tax rate associated with the benefit of intellectual property incentives consistent with your response to previous comment 1. In your disclosure, please identify the major tax jurisdictions involved and include a brief explanation of patent box regimes.

The Company proposes including the following explanation, updated as appropriate, in future Annual Reports on Form 20-F in the explanatory text to the Group tax reconciliation table presented in Note 14 to the financial statements, ‘Taxation’:

“The adverse impact of differences in overseas taxation rates arose from profits being earned in countries with tax rates higher than the UK statutory rate, the most significant of which in [2015] were [the USA, India, Japan and France.] During 2013 and 2014 the Group undertook a number of reorganisations to centralise Pharmaceutical intellectual property and product inventory ownership into the UK, including from countries with tax rates lower than the UK statutory rate.  As a result, there was a reduction in [2015] compared with [2014 and 2013] in the benefit arising from earning profits in those countries with tax rates lower than the UK statutory rate.  The greater adverse impact of differences in overseas taxation rates was [largely offset] by the increased benefit of intellectual property incentives in [2015], which principally arose from the increased profits being earned under the UK patent box regime that was introduced during 2013. Patent box regimes provide a reduced rate of corporate income tax on profits earned from qualifying patents.”

* * *

If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me.

Yours sincerely,

/s/ Simon Dingemans

Simon Dingemans
Chief Financial Officer

Mr. Jim Rosenberg, page 3

cc:        Mr. Frank Wyman, Securities and Exchange Commission

Mr. Mark Brunhofer, Securities and Exchange Commission

Mr. Ranjan Sriskandan, PricewaterhouseCoopers LLP

Mr. Sebastian R. Sperber, Cleary Gottlieb Steen & Hamilton LLP

Ms. Victoria Whyte, GlaxoSmithKline plc

Ms. Lisa DeMarco, GlaxoSmithKline plc

            Mr. Christopher Buckley, GlaxoSmithKline plc